Exhibit 99.1

To our Shareholders,

The primary purpose of this letter is to put Evogene's achievements and progress during the past few years in perspective by providing an overall strategy and roadmap for how we are planning to leverage our competitive advantage - our Computational Predictive Biology (CPB) platform to meet multiple unmet – and substantial – market needs to create significant shareholder value.

As our long-term shareholders are aware, up until our US IPO in 2013, most of Evogene’s efforts were focused on pursuing long-term discovery programs for row crop seed traits in collaboration with world leading seed companies and on developing, expanding and enhancing the CPB platform. These multiple collaborations resulted in over 1000 Evogene gene discoveries being transferred to our partners under milestone and royalty bearing agreements, and in the establishment, and widespread industry recognition of Evogene’s CPB platform as a unique, powerful and broadly applicable predictive discovery capability.

Following our IPO, while the Ag industry focused on mergers and acquisitions, Evogene continued to invest and extend its technological capabilities, including the integration of key downstream product development supporting technologies. In addition we significantly broadened the Company’s commercial reach to additional fields in the Ag world, such as Ag-Chemicals and Ag-Biologicals. In each area we increased our focus on shorter term product development activities, both in collaborations and internally funded product development programs.  In all of these efforts, the unique capabilities of our CPB platform allowed us to quickly demonstrate significant progress as we addressed key roadblocks to next generation products.

All of these activities led to 2017 being an important inflection point in our Company’s development as we began to see the fruits of these efforts in the form of robust product pipelines in each of our focus areas in agriculture.

To continue and accelerate our commercialization efforts, at the beginning of 2018 our company was re-organized into market segment oriented divisions, Ag-Seeds, Ag-Biologicals and Ag-Chemicals, and subsidiaries – Evofuel and Biomica, with the CPB platform at Evogene's core. Each of these divisions/subsidiaries is now operating under the direction of its own general manager and with its own business development staff. It is my goal for this re-organization to begin to establish each of Evogene's divisions and subsidiaries as full stand-alone units targeting separate and distinct markets, and we are already seeing the advantages of our new structure as we aggressively pursue both internal programs and collaborations.

In order to complete the progression into full stand-alone units, I would like to see in 2018 the general manager and their team of each division/subsidiary continue to push its assets along the product pipeline towards commercialization as well as form collaborations with industry leaders. This stand-alone structure, while making product development more efficient, should also make the individual value of each division clearer as each has comparable tier companies.

It is important to recognize the value of the CPB as the technological enabler of our division's and subsidiaries' pipelines, while those are responsible for advancing their business in each respective market utilizing it. CPB is an evolving technological platform with its robustness and predictive capabilities continually enhanced both by the input of additional data and by new computational tools. This has led to the strengthening of our competitive advantage as the years go by, allowing us to initiate activities with a head-start. In each of our market segments there are independent companies focusing solely on that segment, but of course, without the benefit of our CPB capabilities. We are planning to continue to invest in the CPB platform in the future, further enhancing our technological platform's advantage.

Within the framework of the above strategy and roadmap, we were very pleased to report important corporate-wide progress during the past year, including:

In Ag-Seeds Division – led by Dr. Arnon Heyman, VP & GM Ag-Seeds. The main focus of this division is improved seed traits, for yield and environmental stress improvement, disease resistance and insect control, through the use of gene transformation and more recently genome editing.

In the area of yield and environmental stress, we have long-term collaborations with Monsanto as well as other industry leaders, with over 1000 genes nominated to Monsanto’s corn and soy product pipelines.  With respect to disease resistance, last year we saw significant progress in both our Fusarium collaboration with Monsanto and our Black Sigatoka resistant banana collaboration with Rahan-Meristem. In our insect control segment, several internal programs based on novel non-BT toxins were recently advanced to Phase I.

In addition, we have incorporated genome editing technologies to utilize the substantial proprietary knowledge obtained by Evogene during its past trait discovery efforts. Genome editing technologies are expected by the industry to improve market reach and shorten time to market.

In Ag-Biologicals Division – led by Mr. Ido Dor, EVP and GM Ag-Biologicals. This division focuses on the development of microbial-based yield improvement and pest control products. The Ag-Biologicals market is a rapidly growing segment within the Ag industry with a more favorable regulatory landscape.

During 2017 we entered a new collaboration with DuPont-Pioneer for the development of bio-stimulants in corn. Additionally, we have internal programs for bio-stimulants in wheat and bio-pesticides programs in other crops.

During the past few years we significantly strengthened our infrastructure in this division with the incorporation of fermentation and formulation technologies dedicated to downstream product development. (A recent presentation of the division with in-depth explanation of its activities is available on our website: www.evogene.com).

In Ag-Chemicals Division – led by Mr. Eran Kosover, EVP & GM Ag-Chemicals. This division focuses on the development of novel herbicides and insecticides, utilizing a unique biology driven chemistry approach.  We see great potential in our initial area of focus, herbicides, as a novel MoA (Mode-of-Action) herbicide has not been introduced to market in decades, and we believe our recent  discoveries present an opportunity in that direction. Our recently established area of focus, insecticides, that was only initiated during 2017 also shows promising progress and we believe has significant potential.

The division has an ongoing herbicide collaboration with BASF and crop-enhancers collaboration with ICL, as well as a robust internal novel herbicide pipeline. Likewise we have an insecticide pipeline focusing on novel SoA (Sites-of-Action) on key nerve and muscle targets.

Our CPB platform also has the potential to optimize known active chemical ingredients of currently commercial herbicides and insecticides for the improvement of their attributes, representing an opportunity for the creation of a shorter term product pipeline.

In Evofuel Ltd (subsidiary) – led by Mr. Assaf Dotan, CEO Evofuel. This subsidiary is focused on the commercialization of castor seeds for existing uses of its very high priced and unique oil. A key achievement during 2017 was a breakthrough in terms of mechanical harvesting capabilities, which have been a major bottleneck in the commercialization of castor seeds.  Additional field testing with Evofuel castor varieties is planned for 2018 in Mexico, Argentina, Brazil and Dominican Republic.

In Biomica Ltd (subsidiary) – led by Dr. Elran Haber, CEO, Biomica and with the scientific direction of Prof. Yehdua Ringel, Biomica CSO, Chief Division of Gastroenterology and Hepatology at Meir Medical Center, Israel.  This recently formed subsidiary focuses on the human microbiome therapeutics and represents our first activity based on leveraging the use of the CPB platform in the area of human health.  We are enthusiastic about our entrance into this segment. The CPB platform is uniquely designed to handle an enormous number of microbes, and Evogene has past microbial research knowhow from our Ag-Biologicals Division efforts. Given the “head-start” provided by these existing capabilities we look forward to providing further information on Biomica’s progress during the current year.

Conclusion

I would like to conclude this letter by thanking all of the shareholders for their continued support of Evogene. We greatly appreciate the trust you have placed in us and look forward to reporting our continuing progress during the year.

Sincerely,

Ofer Haviv

President and Chief Executive Officer